SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                         ____________________________

                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)

                            Post Properties, Inc.
                               (Name of Issuer)

                   Common Stock, Par Value $0.01 per share
                        (Title of Class of Securities)

                                  737464107
                                (CUSIP Number)

                               John A. Williams
                                One Riverside
                      4401 Northside Parkway, Suite 100
                            Atlanta, Georgia 30327
                                (404) 846-5051

                               with copies to:


      McKenna Long & Aldridge LLP            Wachtell, Lipton, Rosen & Katz
    303 Peachtree Street, Suite 5300               51 West 52nd Street
         Atlanta, Georgia 30308                 New York, New York 10019
   Attn: Leonard A. Silverstein, Esq.         Attn: Elliott V. Stein, Esq.
             (404) 527-4390                          (212) 403-1000


                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 5, 2003
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                        (Continued on following pages)

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                              AMENDMENT NO. 3 TO
                          STATEMENT ON SCHEDULE 13D

       Reference is made to the Statement on Schedule 13D filed July 22, 1993 on behalf of John A. Williams, as amended by Amendment No. 1 thereto filed on March 6, 1995 and Amendment No. 2 thereto filed April 7, 2003 (as so amended, the "Schedule 13D"), with respect to Mr. Williams' beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock") of Post Properties, Inc. (the "Issuer"). This Amendment No. 3 to Schedule 13D, as appropriate, amends or supercedes the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

      On April 25, 2003, Mr. Williams filed with the Commission his definitive proxy statement on Schedule 14A and began mailing that definitive proxy statement to shareholders of the Issuer. Mr. Williams is seeking to elect Roy E. Barnes, Francis L. Bryant, Jr., Paul J. Dolinoy, Thomas J.A. Lavin and George R. Pushkar to the Issuer's Board. If elected, these individuals, together with Mr. Williams, would constitute a majority of the Issuer's Board.

      If the slate of independent directors is elected, they are committed, subject to their fiduciary duties under applicable law, to take the following actions upon their election:

IMPLEMENT SHAREHOLDER FRIENDLY CORPORATE GOVERNANCE:

o They would propose to the Board that Mr. Puskar, who has substantial experience in the real estate industry and as a director of public companies, including a number of real estate investment trusts, become nonexecutive Chairman.

o They would propose to the Board that Edward Lowenthal become President and Chief Executive Officer of Post Properties. In addition, they would propose that Mr. Lowenthal be appointed to the Board to fill the vacancy created by the resignation of Arthur Blank, and that Craig G. Vought be appointed to the Board as an additional independent director. A press release announcing the foregoing intention of Mr. Williams and the independent nominees was issued on May 5, 2003. A copy of this press release is attached as Exhibit 7 hereto and is incorporated herein by reference.

o They would propose to the Board that the bylaws of Post Properties be amended to:

   - provide for the annual election of all directors by Post Properties shareholders;

   - provide that the Board cannot adopt any shareholder rights plan, commonly known as a "poison pill", without the approval of Post Properties shareholders; and

   - provide that the Board cannot cause Post Properties to be subject to Georgia's anti-takeover statutes, including both the "business combination" and "fair price" provisions, without the approval of Post Properties shareholders.

         Each of these amendments would be presented to Post Properties shareholders for any required approval and to ensure that the Board not amend or repeal these provisions without the further approval of Post Properties shareholders.

o They would propose to the Board that ownership limits contained in the articles of incorporation of Post Properties be amended to allow any person to acquire up to 9.8% of the outstanding Post Properties common stock and to allow any person that is a tax exempt trust, a registered investment company or a widely held, publicly traded real estate investment trust to acquire up to 25% of the value of outstanding Post Properties common stock, provided, in each case, that such acquisition does not violate the other provisions in the articles of incorporation designed to protect Post Properties' qualification as a real estate investment trust for federal income tax purposes.


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         As in the current articles of incorporation, the Board would continue to have the power to waive the application of the ownership limits described above with respect to any shareholder. They would also adopt a Board policy pursuant to which the Board would seek to exempt from these ownership limitations any acquisition of Post Properties common stock by any person or entity in a tender offer in which a majority of Post Properties is tendered or in a merger or other business combination that is approved by Post Properties shareholders. This amendment to the articles of incorporation would be presented to Post Properties shareholders for their approval.

o They would propose to the Board that Post Properties approve a policy that one-half of all compensation to directors in consideration of their services as directors be paid in Post Properties common stock.

o They would propose to the Board that Post Properties approve a policy that directors be prohibited from selling Post Properties common stock that they receive in consideration of their services as directors while continuing to hold such position.

IMPROVE OPERATING PERFORMANCE:

o They would propose to the Board that it undertake a program to assure that Post Properties management consists of the most capable and talented individuals available. This program would include:

   - a regular and comprehensive review of the performance of each member of senior management; and

   - a search to identify and recruit individuals who would improve the overall quality of Post Properties management.

o They would propose to the Board a plan designed to improve the operating performance of Post Properties in light of the current adverse market and economic conditions. This plan would consist of:

   - implementing aggressive but selective cost-cutting measures designed to eliminate corporate overhead without sacrificing the highest quality customer service and maintenance levels; and

  - changing the criteria on which Post Properties bases its sales and disposition strategies, as well as the manner in which those strategies are executed.

o They would propose to the Board a plan designed to reestablish a high level of customer service and attention to detail to increase occupancy and rental rates at the properties of Post Properties.
         This plan will include the implementation of the highest and consistent level of employee training and onsite quality control and the reestablishment of uniform operating procedures.

ENHANCE SHAREHOLDER VALUE:

o They would nominate George Puskar, Edward Lowenthal and one additional independent director to the Strategic Planning Committee. The Strategic Planning Committee would meet monthly and provide recommendations to the Board with respect to corporate strategy.

o They would propose to the Board that a special committee of the Board, consisting solely of independent directors, undertake an exploration of all strategic alternatives available to Post Properties to enhance shareholder value, including:

   -     operational changes, including those described above;

   - sales of assets coupled with a repurchase program for Post Properties common stock and repayment of indebtedness, in an appropriate proportion to maintain Post Properties' ratio of total debt and preferred equity to total market capitalization; and

   - a sale of Post Properties as a whole, or a merger or other business combination involving Post Properties.

o This independent special committee would be empowered to employ independent financial and legal advisors to assist it with its review and evaluation of all such strategic alternatives.

      Mr. Williams has discussed informally with certain other directors that he may consider a going-private transaction in which Mr. Williams would be an equity investor and other strategic alternatives with respect to his equity interest in Post Properties. In Fall 2002, Mr. Williams had a limited number of private conversations with several of the directors on an individual basis in which he solicited their opinions on the possibility of pursuing a going-private transaction for Post Properties. The directors with whom Mr. Williams spoke on this subject were noncommittal, and Mr. Williams did not pursue the matter further with them. Mr. Williams has no current plan or proposal for any such transaction. If Mr. Williams' nominees are elected, Mr. Williams may pursue his interest in such a transaction, and it is envisioned that any such proposal would be referred to the independent special committee of the Board, where it would be evaluated in the same way as any similar proposal received from a third party. If Mr. Williams were to make such a proposal, his interests would no longer be aligned with those of Post Properties shareholders generally.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of May 5, 2003, Mr. Williams directly owned 828,159 shares of Common Stock, and indirectly owned 86,906 shares of Common
          Stock. As of such date, Mr. Williams also owned options to purchase 413,071 shares of Common Stock, all of which are currently exercisable. As of such date, Mr. Williams directly owned 149,761 limited partnership units in Post Apartment Homes, L.P. (the "Units") and indirectly owned through control of certain limited partnerships and other legal entities 1,409,918 Units, which Units are exchangeable for an aggregate of 1,559,679 shares of Common Stock. Assuming full exercise of options and full conversion of Units, the 2,887,815 shares of Common Stock beneficially owned by Mr. Williams represent approximately 7.3% of the outstanding Common Stock (based on 37,265,182 shares of Common Stock outstanding as of March 14, 2003 as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

    (b)   Number of shares as to which the reporting person has:

          (i)  Sole power to vote or direct the vote:                 2,860,909
          (ii) Shared power to vote or direct the vote:                  26,906*
          (iii)Sole power to dispose or to direct the disposition:    2,860,909
          (iv) Shared power to dispose or to direct the disposition:     26,906*


            * Voting and dispositive power with respect to 1,405 shares is shared with Mr. Williams' spouse and 25,500 shares is shared with the John A. Williams Foundation, Inc.

    (c) All transactions in shares of Common Stock by Mr. Williams since the filing of Amendment No. 2 to this Schedule 13D are set forth below:

            --------------------------------------------------------------------
              Transaction Type       Date           Amount      Price Per Share
            --------------------------------------------------------------------
            Shares gifted*           04/25/03       35,000            N/A
            Shares gifted**          04/25/03       25,000            N/A
            Shares gifted*           05/02/03       35,000            N/A


                                  Page 4 of 6

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            --------------------------------------------------------------------
              Transaction Type       Date           Amount      Price Per Share
            --------------------------------------------------------------------
            Shares gifted**          05/02/03       25,000            N/A

            * Gift of shares beneficially owned through a partnership to a trust for the benefit of Mr. Williams' children and subsequently transferred to a limited liability company controlled by Mr. Williams.

            ** Gift of shares beneficially owned through a partnership to Mr. William' spouse and subsequently transferred to a limited liability company controlled by Mr. Williams.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Mr. Williams has pledged 828,159 shares of Common Stock as collateral to secure a term loan, maturing 2006, made to Mr. Williams by Merrill Lynch. As of May 2, 2003, the total principal amount outstanding under such loan was approximately $8.3 million.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 7 Press Release, dated May 5, 2003 (incorporated by reference).


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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 5, 2003                  /s/ John A. Williams
                                   ----------------------
                                   John A. Williams




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